Management Discussion and Analysis

November 30, 2014

The following Management’s Discussion and Analysis (“MD&A”) of the financial condition and results of operations for Tanzanian Royalty Exploration Corporation (the “Company”) should be read in conjunction with the unaudited interim condensed consolidated financial statements for the three month period ended November 30, 2014 and 2013 and the audited consolidated financial statements for the years ended August 31, 2014 and 2013.  The MD&A was prepared as of January 14, 2015.  All amounts are in Canadian dollars, unless otherwise specified.

Highlights – for the three months ended November 30, 2014

•

On December 29, 2014, the Company closed the issuance of US$10,000,000 in convertible senior notes and up to 3,642,857 common share purchase warrants to an institutional lender. The facility may be increased to US$15,000,000, subject to financial criteria.  Forefront Capital acted as Placement Agent.

The notes are issuable at an 8% discount, with an initial funding amount of US$9,200,000. The initial closing drawdown was US$1,766,588. Subsequent drawdowns may be made based on meeting certain financial conditions, including the Company achieving net free cash flow of at least US$1,050,000 over a quarterly period .. The notes bear interest at 8% per annum, payable monthly.

The notes are convertible at the option of the lender at a price of $0.98. The 982,143 warrants issued to the lender on closing are exercisable for 5 years at the conversion price of $0.98, and any warrants issued to the lender in future will be exercisable at 115% of the 5-day volume-weighted average trading price (“VWAP”) of the common shares on the 5 trading days immediately preceding the date of issue.  The lender may also opt to receive interest in common shares in lieu of cash at $0.98 per share.  The notes mature in 24 months and are prepayable in full (if the prepayment amount is funded by new debt) or in part (if the prepayment amount is funded by equity) at the option of the Company after 6 months at a price equal to 107% of the principal being repaid .. The lender may redeem 7.5% of principal monthly commencing in March, 2015 payable in cash or shares at the option of the Company (at a price based on 90% of the then-current volume weighted average trading price) , subject to certain conditions, including that the VWAP of the common shares exceeds US$0.60 per share on the payment date and on each of the 20 trading days immediately preceding such date, and that an SEC registration statement is effective for resale of the common shares issuable under the notes ..

The Company will apply the proceeds of this financing to complete the final 10% of construction of the first phase of its Buckreef Gold Mine and to add to its working capital.

•

The construction of the 4 Heap Leach solution ponds (Emergency, Barren, Intermediate & Pregnant) in front of the previously completed Main heap leach pads at the Buckreef Project Gold Mine Development Site was completed in the period using local building contractors and specific task casual workers.

Management Discussion and Analysis

November 30, 2014

•

The construction of the Buckreef Project Run of Mine Pad (ROM PAD) was started for Ore stockpiling of the different ore categories of Gold Bearing Materials (High Grade, Medium Grade, Low Grade, Mineralized Waste) to be mined.

•

Grade Control drilling campaign initiated to detail delineate material gold resources to be mined  and placed on the Heap Leach Pads for Mining at Buckreef South Pit completed in the mid of September with a total of 6,740 metres drilled in 288 drill holes, generating a total of 7,460samples.

•

The marking of the ore blocks (High Grade, Medium Grade, Low Grade, Mineralized Waste and Waste) at the south pit was completed and continued with mining of both Ore and Waste at South pit. All blocks have been demarcated at 1217mRL and mining started by removing the first 2m from level 1217mRL to 1215mRL

•

Mining activities at South Pit continued during the first quarter, from level 1217mRL realising a stockpile of 3,307.5 tonnes ore @ 0.72 g/t Au (Low Grade); 1,957.5 tonnes ore @ 1.8 g/t Au (Medium Grade); and 5,163.75 tonnes ore @ 2.67 g/t Au (High Grade) for a total of 633 ounces which was hauled to the run-of-mine (ROM) pad.

•

ROM Stockpiles at the end of first quarter were 7257 tonnes @ 3.49g/t of High Grade (HG), 3083 tonnes @ 2.00g/t of Medium Grade (MG) and 3651 tonnes @ 0.76g/t of Low Grade.

•

The construction of the Buckreef Project CIC Heap Leach Plant foundation, gold room and laboratory is more than 80%  completed. Remaining works in progress include completion of wall, deck and installation of strong gold room doors, safe and fence.

•

The Technical Advisory Committee (TAC) of the National Environment Management Council (NEMC) held a meeting during the month to review the Itetemia Gold Project Environmental Impact Assessment report presented to NEMC by our consultant (Efficient Consultants Limited), before its approval for the award of the environmental impact statement (EIS) certificate to the project.

•

The Efficient Consultants Limited, consultants to the Itetemia Gold Project, completed the proposed amendments on the environmental Impact Statement (EIS) and was to re-submit the EIS report to NEMC for onward submission to the responsible Minister for approval and award of the project environmental certificate.

•

A list of proposed licences for retention and others to be eliminated out of the total licences held  in Tanzania was prepared and presented to the management for review and approval as a cost reduction strategy.

•

In September 2014, DMO Technological Services as Independent principal engineer and civil technicians for the Construction of the Buckreef CIC (Carbon-in-Column) Mine plant, visited the

Management Discussion and Analysis

November 30, 2014

Buckreef Heap Leach Project. The purpose of the visit was to assess progress of overall Heap Leach Mine construction and make recommendations for rapid development of the project to lowest cost mining.

Overall Performance

As at November 30, 2014 the Company had current assets of $1,597,807 compared to $2,614,572 on August 31, 2014.  The decrease is mainly due to net expenditures on exploration of $332,684 (2013 - $785,150), additions to property, plant and equipment of $400,305 (2013 - $4,833) in connection with the construction of the processing plant and cash used in operations of $276,372 (2013 - $718,065).  Mineral properties and deferred exploration assets were $47,439,514 as compared to $47,052,468 at August 31, 2014.

Net loss for the three month period ended November 30, 2014 was $1,227,401 compared to an income of $1,589,349 in the comparable three month period ended November 30, 2013.  The main difference in net loss between the two periods is due to the gain from the revaluation of warrant liability during the three month period ended November 30, 2013 of $2,708,000 compared to $nil in 2014, offset by write offs of mineral properties of $201,358 during the three month period ended November 30, 2014 compare to $nil in 2013.  As the warrants expired during the year ended August 31, 2014, there was no revaluation during the current quarter in 2014.  The remainder of the expenses were comparable to the prior period with small reductions in most areas of operations as the Company looked to be more cost effective as it worked towards completing a financing.

During the three month period ended November 30, 2014, the Company issued 4,500 shares (2013 – nil shares) pursuant to the RSU plan with a value of $9,990 (2013 - $nil).  In the current year, capital is being utilized for the Buckreef Gold Project development, property acquisition, exploration, capital equipment purchases and general operating expenses as tabulated below.  The remaining funds/cash liquid assets are invested in interest bearing investments, which are highly liquid.

C$ (000)
Funds available August 31, 2014	1,830
Equipment purchases	(400)
Mineral property expenditures including licences, environmental and exploration, net of recoveries	(333)
General corporate expenses	(373)
Funds available November 30, 2014	$724

Based on the Company’s current funding sources and taking into account the working capital position and capital requirements at November 30, 2014, these factors indicate the existence of a material uncertainty that raises substantial doubt about the Company’s ability to continue as a going concern and is dependent on the Company raising additional debt or equity financing. The Company must obtain additional funding in 2015 in order to continue development and construction of the Buckreef Project. On December 29, 2014, the Company announced that it has closed the issuance of US$10,000,000 in convertible senior notes (see note 21 of the unaudited interim condensed consolidated financial

Management Discussion and Analysis

November 30, 2014

statements for details).  Furthermore, the Company is continuing to pursue additional financing, which the Company believes, together with the convertible senior notes, will fund the construction of the Buckreef Project and additional projects. However there is no assurance that such additional funding and/or project financing will be obtained or obtained on commercially favourable terms. These unaudited interim condensed consolidated financial statements do not give effect to any adjustment which would be necessary should the Company be unable to continue as a going concern and, therefore, be required to realize its assets and discharge its liabilities in other than the normal course of business and at amounts different from those reflected in the unaudited interim condensed consolidated financial statements.

Additional funding may be derived from revenues generated in the future from anticipated completion and operation of its heap leach mine currently under development.  Management continues to explore alternative financing sources in the form of equity, debt or a combination thereof; however the current economic uncertainty and financial market volatility make it difficult to predict success.  Risk factors potentially influencing the Company’s ability to raise equity or debt financing include:  the outcome of the feasibility study at the Buckreef Project, mineral prices, the risk of operating in a foreign country, including, without limitation, risks relating to permitting, and the buoyancy of the credit and equity markets.  For a more detailed list of risk factors, refer to the Company’s Form 20-F Annual Report for the year ended August 31, 2014, which is filed on SEDAR as the Company’s Annual Information Form.

Due to the current low interest rate environment, interest income is not expected to be a significant source of income or cash flow.  Management intends to monitor spending and assess results on an ongoing basis and will make appropriate changes as required.

TRENDS

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There are significant uncertainties regarding the prices of precious and base metals and other minerals and the availability of equity and debt financing for the purposes of mineral exploration and development.  The prices of precious and base metals have been subject to extreme volatility over recent periods, as such the Company remains cautious;

•

The Company’s future performance is largely tied to development of the Buckreef project and other main projects and outcome of future drilling results; and

•

Current financial markets are likely to be volatile in Canada for the remainder of the year, reflecting ongoing concerns about the stability of the global economy.  As well, concern about global growth may lead to future drops in the commodity markets.  Uncertainty in the credit markets has also led to increased difficulties in borrowing/raising funds.  Companies worldwide have been negatively affected by these trends.  As a result, the Company may have difficulties raising equity and debt financing for the purposes of base and precious metals exploration and development.

These trends may limit the Company’s ability to discover and develop an economically viable mineral deposit.

Management Discussion and Analysis

November 30, 2014

Selected Financial Information

	As at and for the three month period ended November 30, 2014	As at and for the year ended August 31, 2014	As at and for the year ended August 31, 2013
Total Revenues	$0	$0	$0
Net income (loss) for the period	$(1,227,401)	$(2,416,265)	$(3,225,998)
Basic income (loss) per share	$(0.01)	$(0.02)	$(0.03)
Diluted income (loss) per share	$(0.01)	$(0.02)	$(0.03)
Total assets	$52,504,745	$52,792,901	$58,193,340
Total long term financial liabilities	$0	$0	$0
Cash dividends declared per share	$0	$0	$0

Results of Operations

Net additions to mineral properties and deferred exploration costs for the three month period ended November 30, 2014 were $588,404 compared to $628,823 for the three month period ended November 30, 2013.  The amount has decreased as compared with prior year as the Company focused on construction of the heap leach and processing plant, incurring property, plant and equipment additions of $400,305 (2013 - $4,833).  Exploration activities have reduced as the Company advances its Buckreef project towards the commencement of production and continues exploration work on other projects in its portfolio and at the same time is conscious about conserving its cash in the current economic downturn.

Net loss for the three month period ended November 30, 2014 was $1,227,401 compared to an income of $1,589,349 for the comparable three month period ended November 30, 2013.  The main difference in net income/loss between the two years is due to the reduced gain on revaluation of warrant liability to $nil as warrants expired in August 2014, compared to a gain of $2,708,000 on the same revaluation of the warrant liability in 2013, offset by a write down of mineral properties of $201,358 during the three month period ended November 30, 2014 compare to $nil in 2013.

For the three month period ended November 30, 2014, depreciation expense was $58,742 compared to $54,548 for the three month period ended November 30, 2013. The increase of $4,194 is due to purchases over the last year resulting in higher amounts of depreciation on overall capital assets. The capital expenditure for the three month period ended November 30, 2014 was $400,305 as compared to $4,833 in the three month period ended November 30, 2013.  The increase in capital expenditures is due to construction of the heap leach pads and processing plant.  These assets are currently not yet being depreciated as they are currently still under construction and not in use.

Consulting fees for the three month period ended November 30, 2014 were $31,082 compared to $106,162 in the comparable three month period ended November 30, 2013.  Consulting expenses decreased due to a reduction in non-recurring consulting work in the prior period in connection with preliminary economic analysis on various projects.

Management Discussion and Analysis

November 30, 2014

Directors’ fees for the three month period ended November 30, 2014 were $79,274 compared to $97,652 in the comparable three month period ended November 30, 2013.  Director fees decreased slightly between the two periods due to longer amortization periods of RSU’s in the current period.

Office and general expenses for the three month period ended November 30, 2014 were $78,027 compared to $77,383 in the comparable three month period ended November 30, 2013. Office and general costs remained consistent between the comparable periods.

Shareholder information costs for the three month period ended November 30, 2014 decreased to $99,396 from $97,154 for the comparable three month period ended November 30, 2013. Shareholder information costs remained consistent between the comparable periods.

Professional fees increased by $24,992 for the three month period ended November 30, 2014 to $151,673 from $126,681 for the three month period ended November 30, 2013.  Professional fees were higher during the current quarter as the Company deals with tax litigation in Tanzania and other matters as it approaches initial production on its Buckreef project.

Salaries and benefits expense decreased to $292,026 for the three month period ended November 30, 2014 from $311,458 for the three month period ended November 30, 2013.  Salaries and benefits decreased slightly due to better cost controls and reduction in certain salaries in the year.

Share based payments for the three month period ended November 30, 2014 were $176,802 compared to $184,890 in the comparable three month period ended November 30, 2013.  Share based payments vary depending on the number of equity based compensation options issued and vesting.  See note 7 of the unaudited interim condensed consolidated financial statements for the three month period ended November 30, 2014 and 2013 for details.  Director fee RSU expense was $33,374 and $51,221, respectively.

For the three month period ended November 30, 2014, travel and accommodation expense decreased by $7,675 from $33,153 in 2013 to $25,478.  Travel and accommodation expense remained consistent between the two periods.

For the three month period ended November 30, 2014, the foreign exchange gain was $6,310 compared to an exchange loss of $3,925 for the same three month period ended November 30, 2013. This decreased loss of $10,235 was due to the years’ Tanzanian Shilling exchange rate having decreased from 1,503 at August 31, 2014 to 1,492 at November 30, 2014.

Interest income for the three month period ended November 30, 2014 was $13,355, compared to $20,053 for the three month period ended November 30, 2013.  Interest income decreased as the average cash balance in interest bearing accounts decreased during the current period.

The interest accretion expense for the three month period ended November 30, 2014 was $nil, compared to $4,779 for the three month period ended November 30, 2013. The interest relates to the issuance of convertible debt.  Interest accretion has reduced to $nil as of November 30, 2014 as debt was repaid.

Management Discussion and Analysis

November 30, 2014

During the three month period ended November 30, 2014, the Company agreed to abandon and wrote off $201,358 in expenses in various project areas (2013 – wrote off $nil) from abandoning various licenses, see note 3 of the unaudited interim condensed consolidated financial statements for the three month period ended November 30, 2014 and 2013 for details. The Company is continuously evaluating its mineral properties Licenses and Carry Forward Balances and makes adjustments as deemed necessary to reflect current plans to explore and develop licenses into the future.

A gain of $nil (2013 – gain of $2,708,000) was recognized during the three month period ended November 30, 2014 in connection with the revaluation of the warrant liability.  Warrant liability is revalued at every reporting period using the Black-Scholes model.  As at November 30, 2014, all warrants have expired and warrant liability amounts to $nil.

Summary of Quarterly Results (unaudited)

(Expressed in thousands of dollars, except per share amounts)

	2015 Q1	2014 Q4	2014 Q3	2014 Q2	2014 Q1	2013 Q4	2013 Q3	2013 Q2
Total revenues	$0	$0	$0	$0	$0	$0	$0	$0
Net Income (Loss)	$(1,227)	$(1,649)	$(650)	$(1,704)	$1,589	$(2,755)	$(1,497)	$2,632
Basic and diluted income (loss) per share	$(0.01)	$(0.02)	$(0.01)	$(0.02)	$0.02	$(0.03)	$(0.01)	$0.03

Liquidity and Capital Resources – Going Concern Discussion

The Company manages liquidity risk by maintaining adequate cash balances in order to meet short term business requirements.  Because the Company does not currently derive any production revenue from operations, its ability to conduct exploration and development work on its properties is largely based upon its ability to raise capital by equity funding.  Previously, the Company has obtained funding via private placements, public offering and various sources, including the Company’s President and CEO.

Based on the Company’s current funding sources and taking into account the working capital position and capital requirements at November 30, 2014, these factors indicate the existence of a material uncertainty that raises substantial doubt about the Company’s ability to continue as a going concern and is dependent on the Company raising additional debt or equity financing. The Company must obtain additional funding in 2015 in order to continue development and construction of the Buckreef Project. On December 29, 2014, the Company announced that it has closed the issuance of US$10,000,000 in convertible senior notes (see note 21 of the unaudited interim condensed consolidated financial statements for details).  Furthermore, the Company is continuing to pursue additional financing, which the Company believes, together with the convertible senior notes, will fund the construction of the Buckreef Project and additional projects. However there is no assurance that such additional funding and/or project financing will be obtained or obtained on commercially favourable terms. These unaudited interim condensed consolidated financial statements do not give effect to any adjustment which would be

Management Discussion and Analysis

November 30, 2014

necessary should the Company be unable to continue as a going concern and, therefore, be required to realize its assets and discharge its liabilities in other than the normal course of business and at amounts different from those reflected in the unaudited interim condensed consolidated financial statements.

As of November 30, 2014, the Company’s working capital position was a negative working capital of $385,972 (August 31, 2014 – $1,325,667 positive working capital).  As the Company’s mineral properties advance, additional equity and debt financing will be required to fund exploration and mining activities.  Additional funding may be derived from revenues generated in the future from anticipated completion and operation of its heap leach mine currently under development.

Some of the Company’s mineral properties are being acquired over time by way of option payments.  It is at the Company’s option as to whether to continue with the acquisition of the mineral properties and to incur these option payments.

In addition to the property payments committed to by the Company to maintain options in certain prospecting and mining option agreements, the Company is committed to rental payments of approximately $21,468 as at November 30, 2014 (August 31, 2014 - $nil) for premises in fiscal 2014.

The Company also entered into a commitment with DMO Technological Services Ltd. of Zimbabwe for the purchase of a carbon in column plant in connection with the heap leach operations at Buckreef in the amount of USD$174,672 (August 31, 2014 - USD$582,240).

Convertible Debt

On October 4, 2010 the Company completed a private placement with arm’s length third parties consisting of three-year convertible promissory notes in the aggregate principal amount of $1,060,000 bearing interest at 3% and convertible into 204,772 common shares at the price of $5.1765 per share. On September 14, 2013 the promissory notes matured and the Holders elected repayment of the promissory notes in cash.  Accordingly $1,060,000 plus interest in the amount of $30,000 was paid on September 16, 2013.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Management Discussion and Analysis

November 30, 2014

Transactions with Related Parties

Related parties include the Board of Directors and officers, close family members and enterprises that are controlled by these individuals as well as certain consultants performing similar functions.

Related party transactions conducted in the normal course of operations are measured at the exchange value (the amount established and agreed to by the related parties).

(a) Tanzanian Royalty Exploration Corporation entered into the following transactions with related parties:

Three months ended November 30,	Notes	2014	2013
Legal services	(i)	$94,550	$54,535
Rent	(ii)	$6,306	$21,347
Rent	(iii)	$5,516	$7,823
Consulting	(iv)	$34,040	$nil

(i) The Company engages a legal firm for professional services in which one of the Company’s directors is a partner.  During the three month period ended November 30, 2014, the legal expense charged by the firm was $94,550 (2013 - $54,535), of which $122,943 remains payable at November 30, 2014 (August 31, 2014 - $28,648).

(ii) During the three month period ended November 30, 2014, $6,306 (2013 - $21,347) was paid to a company associated with the Company’s Chairman and COO and his spouse for office rental.

(iii)  During the three month period ended November 30, 2014, $5,516 (2013 - $7,823) was paid to a company associated with the Company’s CFO for office rental.  This office rental lease was cancelled effective November 1, 2014.

(iv) During the three month period ended November 30, 2014, $34,040 (2013 - $nil) was paid for heap leach construction consulting and website/data back-up services to companies controlled by individuals associated with the CEO.

At November 30, 2014, the Company has a receivable of $2,072 (August 31, 2014 - $2,072) from an organization associated with the Company’s President and CEO.

At November 30, 2014, the Company has a receivable of $5,541 (August 31, 2013 - $16,622) from the general manager of the Company for amounts advanced on his behalf.

Management Discussion and Analysis

November 30, 2014

(b) Remuneration of Directors and key management personnel (being the Company’s Chief Executive Officer, Chief Financial Officer and Chief Operating Officer) of the Company was as follows:

Three months ended November 30,	2014		2013
	Salaries and benefits (1)	Share based payments (2), (3)	Salaries and benefits (1)	Share based payments (2), (3)
Management	$ 101,555	$ 134,548	$ 115,536	$ 144,959
Directors	45,900	33,374	46,430	51,221
Total	$ 147,455	$ 167,922	$ 161,966	$ 196,180

    (1)   Salaries and benefits include director fees. The board of directors do not have employment or service contracts with the Company. Directors are entitled to director fees and RSU’s for their services and officers are entitled to cash remuneration and RSU’s for their services.

     (2)   Compensation shares may carry restrictive legends.

     (3)   All RSU share based compensation is based on the accounting expense recorded in the year.

Restricted Stock Unit Plan

The Restricted Stock Unit Plan (“RSU Plan”) is intended to enhance the Company’s and its affiliates’ abilities to attract and retain highly qualified officers, directors, key employees and other persons, and to motivate such officers, directors, key employees and other persons to serve the Company and its affiliates and to expend maximum effort to improve the business results and earnings of the Company, by providing to such persons an opportunity to acquire or increase a direct proprietary interest in the operations and future success of the Company. To this end, the RSU Plan provides for the grant of restricted stock units (“RSUs”).  Each RSU represents an entitlement to one common share of the Company, upon vesting.  As of November 9, 2012, the Board resolved to suspend 1,500,000 of the 2,500,000 common shares previously authorized for issuance under the RSU Plan, such that a maximum of 1,000,000 shares shall be authorized for issuance under the RSU Plan, until such suspension may be lifted or further amended.  As of January 9, 2014, the Board further resolved to amend the suspension to 1,200,000 of the 2,500,000 common shares previously authorized for issuance under the RSU Plan, such that a maximum of 1,300,000 shares shall be authorized for issuance under the RSU Plan, until such suspension may be lifted or further amended.  Any of these awards of RSUs may, but need not, be made as performance incentives to reward attainment of annual or long-term performance goals in accordance with the terms of the RSU Plan.  Any such performance goals are specified in the Award Agreement.

Of the 1,300,000 shares authorized for issuance under the Plan, 1,198,754 shares have been issued as at November 30, 2014.

Management Discussion and Analysis

November 30, 2014

Critical Accounting Estimates

Assessment of Recoverability of Mineral Property Costs

The deferred cost of mineral properties and their related development costs are deferred until the properties are placed into production, sold or abandoned. These costs will be amortized over the estimated useful life of the properties following the commencement of production. Cost includes both the cash consideration as well as the fair market value of any securities issued on the acquisition of mineral properties. Properties acquired under option agreements or joint ventures, whereby payments are made at the sole discretion of the Company, are recorded in the accounts at such time as the payments are made. The proceeds from property options granted reduce the cost of the related property and any excess over cost is applied to income  The Company’s recorded value of its exploration properties is based on historical costs that expect to be recovered in the future. The Company’s recoverability evaluation is based on market conditions for minerals,  underlying  mineral  resources  associated  with  the  properties  and  future  costs  that  may  be required for ultimate realization through mining operations or by sale.

Assessment of Recoverability of Deferred Income Tax Assets

The Company follows the balance sheet method of accounting for income taxes.  Under this method, deferred tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases.  Deferred tax liabilities and assets are measured using substantively enacted tax rates.  The effect on the deferred tax liabilities and assets of a change in tax rates is recognized in the period that the change occurs.  Deferred income tax assets are recognized for all deductible temporary differences, carry forward of unused tax credits and unused tax losses, to the extent that is probable that taxable profit will be available against which the deductible temporary difference and the carry forward of unused credits and unused tax losses can be utilized.  In preparing the consolidated financial statements, the Company is required to estimate its income tax obligations. This process involves estimating the actual tax exposure together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. The Company assesses, based on all available evidence, the likelihood that the deferred income tax assets will be recovered from future taxable income and, to the extent that recovery cannot be considered probable, the deferred tax asset is not recognized.

Estimate of Share Based Payments and Warrant Liability and Associated Assumptions

The Company recorded share based payments based on an estimate of the fair value on the grant date of share based payments issued and reviews its foreign currency denominated warrants each period based on their fair value. The accounting required for the warrant liability requires estimates of interest rate, life of the warrant, stock price volatility and the application of the Black-Scholes option pricing model.   See note 7 of the November 30, 2014, unaudited interim condensed consolidated financial statements for full disclosure.

Management Discussion and Analysis

November 30, 2014

Critical accounting policies

Mineral Properties

All direct costs related to the acquisition and exploration and development of specific properties are capitalized as incurred.  If a property is brought into production, these costs will be amortized against the income generated from the property.  If a property is abandoned, sold or impaired, an appropriate charge will be made to the statement of comprehensive loss at the date of such impairment.  Discretionary option payments arising on the acquisition of mining properties are only recognized when paid.  Amounts received from other parties to earn an interest in the Company's mining properties are applied as a reduction of the mining property and deferred exploration and development costs until all capitalized costs are recovered at which time additional reimbursements are recorded in the statement of comprehensive loss, except for administrative reimbursements which are credited to operations.

Consequential revenue from the sale of metals, extracted during the Company's test mining activities, is recognized on the date the mineral concentrate level is agreed upon by the Company and customer, as this coincides with the transfer of title, the risk of ownership, the determination of the amount due under the terms of settlement contracts the Company has with its customer, and collection is reasonably assured.  Revenues from properties earned prior to the commercial production stage are deducted from capitalized costs.

The amounts shown for mining claims and related deferred costs represent costs incurred to date, less amounts expensed or written off, reimbursements and revenue, and do not necessarily reflect present or future values of the particular properties.  The recoverability of these costs is dependent upon discovery of economically recoverable reserves and future production or proceeds from the disposition thereof.

The Company reviews the carrying value of a mineral exploration property when events or changes in circumstances indicate that the carrying value may not be recoverable. If the carrying value of the property exceeds its fair value, the property will be written down to fair value with the provision charged against operations in the year of impairment. An impairment is also recorded when management determines that it will discontinue exploration or development on a property or when exploration rights or permits expire.

Ownership in mineral properties involves certain risks due to the difficulties in determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyance history characteristic of many mineral interests.  The Company has investigated the ownership of its mineral properties and, to the best of its knowledge, ownership of its interests are in good standing.

Capitalized mineral property exploration costs are those directly attributable costs related to the search for, and evaluation of mineral resources that are incurred after the Company has obtained legal rights to explore a mineral property and before the technical feasibility and commercial viability of a mineral reserve are demonstrable.  Any costs incurred prior to obtaining the legal right to explore a mineral property are expensed as incurred.  Field overhead costs directly related to exploration are capitalized and allocated to mineral properties explored.  All other overhead and administration costs are expensed as incurred.

Management Discussion and Analysis

November 30, 2014

Once an economically viable reserve has been determined for a property and a decision has been made to proceed with development has been approved, acquisition, exploration and development costs previously capitalized to the mineral property are first tested for impairment and then classified as property, plant and equipment under construction.

Impairment of Long-lived Assets

At each date of the statement of financial position, the Company reviews the carrying amounts of its tangible and intangible assets to determine whether there is an indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash‐generating unit to which the assets belong.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre‐tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

If the recoverable amount of an asset (or cash‐generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cash‐generating unit) is reduced to its recoverable amount. An impairment loss is recognized immediately in the statement of comprehensive loss.

Where an impairment loss subsequently reverses, the carrying amount of the asset (cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash‐generating unit) in prior years.

The Company’s most critical accounting estimate relates to the impairment of mineral properties and deferred exploration costs.  During the three month period ended November 30, 2014, the Company wrote off $nil of costs related to its mineral properties (2013 – $nil).  Management assesses impairment of its exploration prospects quarterly. If an impairment results, the capitalized costs associated with the related project or area of interest are charged to expense.

Asset Retirement Obligations

The Company recognizes liabilities for statutory, contractual, constructive or legal obligations, including those associated with the reclamation of mineral properties and PPE, when those obligations result from the acquisition, construction, development or normal operation of the assets. Initially, a liability for an asset retirement obligation is recognized at its fair value in the period in which it is incurred. Upon initial recognition of the liability, the corresponding asset retirement obligation is added to the carrying amount of the related asset and the cost is amortized as an expense over the economic life of the asset using either the unit‐of‐production method or the straight‐line method, as appropriate.  Following the initial recognition of the asset retirement obligation, the carrying amount of the liability is increased for the passage of time and adjusted for changes to the current market‐based discount rate, amount or timing of the underlying cash flows needed to settle the obligation.   As of November 30, 2014 and August 31, 2014 no liability for restoration exists.

Management Discussion and Analysis

November 30, 2014

Financial Instruments

Fair Value of Financial Instruments

The Company designated its other financial assets and warrant liability as FVTPL, which are measured at fair value.  Fair value of other financial assets is determined based on quoted market prices and is categorized as Level 1 measurement.  Fair value of warrant liability is categorized as Level 3 measurement as it is calculated based on unobservable market inputs.   Trade and other receivables and cash and cash equivalents are classified as loans and receivables, which are measured at amortized cost.  Trade and other payables and convertible debt are classified as other financial liabilities, which are measured at amortized cost.  Fair value of trade and other payables and convertible debt are determined from transaction values that are not based on observable market data.

The carrying value of the Company’s cash and cash equivalents, trade and other receivables, trade and other payables approximate their fair value due to the relatively short term nature of these instruments.

Fair value estimates are made at a specific point in time, based on relevant market information and information about financial instruments.  These estimates are subject to and involve uncertainties and matters of significant judgment, therefore cannot be determined with precision.  Changes in assumptions could significantly affect the estimates.

A summary of the Company's risk exposures as they relate to financial instruments are reflected below:

Credit Risk

Credit risk is the risk of an unexpected loss if a third party to a financial instrument fails to meet its contractual obligations.  The Company is subject to credit risk on the cash balances at the bank, its short-term bank investments and accounts and other receivables.  The Company’s cash and cash equivalents and short-term bank investments are with Schedule 1 banks or equivalents.  The accounts and other receivables consist of GST/HST receivable from the Canada Revenue Agency, Tanzanian Revenue Authority and amounts due from related parties.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rate.  The Company’s bank accounts earn interest income at variable rates.  The Company’s future interest income is exposed to changes in short-term rates.  As at November 30, 2014, a 1% increase/decrease in interest rates would decrease/increase net loss for the period by approximately $7,000 (2013 - $81,000).

Management Discussion and Analysis

November 30, 2014

Liquidity Risk

The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due.  As at November 30, 2014, the Company had current assets of $1,597,807 (August 31, 2014 - $2,614,572) and current liabilities of $1,983,779 (August 31, 2014 - $1,288,905). All of the Company’s trade payables and receivables have contractual maturities of less than 90 days and are subject to normal trade terms.  Current working capital deficiency of the Company is $385,972 (August 31, 2014 - $1,325,667 working capital).  On December 29, 2014, the Company announced that it has closed the issuance of US$10,000,000 in convertible senior notes (see note 21 of the unaudited interim condensed consolidated financial statements for details).

Foreign Currency Risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates.  The Company has offices in Canada, USA, and Tanzania, but holds cash mainly in Canadian and United States currencies.  A significant change in the currency exchange rates between the Canadian dollar relative to US dollar and Tanzanian shillings could have an effect on the Company’s results of operations, financial position, or cash flows.  At November 30, 2014, the Company had no hedging agreements in place with respect to foreign exchange rates.  As a majority of the funds of the Company are held in Canadian currencies, the foreign currency risk associated with US dollar and Tanzanian Shilling financial instruments is not considered significant at November 30, 2014.

Disclosure of Outstanding Share Data

As at the date of this MD&A, there were 101,734,880 common shares outstanding and there were 824,031 RSUs outstanding.

Outlook

The Company’s Board of Directors has confirmed the strategic objective of the Corporation is to develop / Mine the Buckreef Gold Project Resources with Low Cost Cash Flow generating Mine Projects including  the Kigosi project in northern Tanzania and to explore and evaluate its various mineral properties In addition, management is of the opinion that the Golden Horseshoe Reef (GHR) at Itetemia represents a modest, yet robust, medium-grade, near surface gold deposit that warrants further feasibility investigations, as well as the Luhala and Lunguya properties which hold modest but low cost gold extraction potential.  Management of the Company has developed a conceptual production plan, whereas, Buckreef South Main resource is now in mine development and construction of low cost heap leach plant. This plan is based on advancing Buckreef (including Main, South, Bingwa and Tembo), Itetemia, Luhala and Kigosi projects through various stages of development to production. Kabanga Nickel JV licenses have been reevaluated due to the significant increase fees charged by Tanzania. The Company seeks out and explores gold, nickel and other mineral deposits with the intention of developing certain ones for its own account and partnering with others to generate interest in deposits that result in production.

Management Discussion and Analysis

November 30, 2014

Exploration Summary

The continuity of expenditures on mineral properties is as follows:

Management Discussion and Analysis

November 30, 2014

Buckreef Project

Mine Development and Operations

Progress

The Buckreef Project is located in north central Tanzania immediately to the south of Lake Victoria, in the Provincial District, of Geita as illustrated in the diagram overleaf. The Buckreef Project is situated 110km southwest of the city of Mwanza, in the Geita District of the Geita Region and is accessed by ferry across Smiths Sound, southward via the tarred national road and thereafter, via unpaved roads. The Project comprises five gold deposits within five prospects, one of which includes the Buckreef deposit with three separate zones namely Buckreef South, Buckreef Main and Buckreef North.

The Project is a full licensed for mining and extraction of gold and the first low cost Heap Leach gold extraction plant nearing completion and just one of several gold project cash flow  within the Buckreef project.

The installation of protective Geo-textile & HDPE membrane liners on the walls and floors of the solution ponds commenced in the period. The material is impervious to solutions and liquids hence protect the surroundings from any waste or harmful leakages from the ponds.

The progress of the construction of the CIC plant foundation, including gold room continued in the month and more than 80% of the construction work has been completed. The remaining works to complete the construction include completing wall and deck and the installation of the gold strong room doors and safe.

The carbon in column (CIC) gold recovery plant construction work and export progress is still going well by DMO Technologies of Zimbabwe. The logistic of transporting the plant is staged into four stages, the first consignment is for all steel work frames, and the second consignment is for all tanks.

Water Use Permit from Lake Tanganyika Basin Water Board and Occupational Safety and Health (OSHA) Compliance registration certificate were in the acquisition process after payment for water permit and given Provisional Water Use Permit while other steps for processing the final permits are underway according to the WRMA No. 11 of 2009.

The Certificate of Chemical usage was granted to Buckreef Gold Company Ltd by The Government Chemist Laboratory Agency.

All the components required for the complete installation of the Pilot Crushtec Plant are at site already and the installation of the plant is at advanced stage. Pilot Crushtec Africa Staff visited the Buckreef Project site to assess and assist with the completion of the Plant The use of the Crusher is when the hard Ore starts to be crushed to the required size for the leach process; otherwise the oxide Ore currently being mined doesn’t require crushing before leach.

Management Discussion and Analysis

November 30, 2014

Buckreef South Pit will be mined into two (2) phases. Phase 1 will concentrate on mining the Ores which is on the southern part of the South Pit and Phase 2 will concentrate on mining the Ores which is located on the Northern part of the Pit. The plan (Schedule) is to start mining Phase one (1) first, and then moving to Phase two (2). Phase 1 consists of four (4) zones which are Zone#1 high grade, Zone#1 low grade, Zone#2 high grade and zone#2 low grades. The entire Zone#1_HG has 24,097.5 tonnes @ 5.05g/t, Zone#1_LG has 320,074 tonnes @ 0.58g/t, Zone#2_HG has 29,834.05 tonnes @ 3.32g/t and Zone#2_LG has 59,675.5 @ 0.92g/t.

Ore mining commenced in the South Pit for the month of November with two flitches being mined from south cut of the pit (1217 – 1212.5Mrl). A total of 145,681 tonnes @ 2.32g/t was sent to ROM pad consisting 3,307.5 tonnes @ 0.72 g/t Au of Low grade (LG), 1,957.5 tonnes @ 1.8 g/t Au of Medium grade (MG) and 5,163.75 tonnes @ 2.67 g/t Au of High grade (HG).

Total material movement in the Buckreef South Pit during the month is 21519 LCM (loss cubic metre). Development work is being expedited  in moving material in order to establish and develop the gold resource pit ensuring material extraction in the most cost effective and highest yielding manner.

The active mining fleet primarily consist of 3 tipper truck (25 tonnes) and JCB200 being a primary excavator equipment. This fleet are mostly utilized for topsoil stripping, ore loading and hauling, waste loading and hauling, cutting batters and other mining development work.

Advanced Exploration Projects

Itetemia Project

The Itetemia gold deposit includes the Mineral Resources of the Golden Horseshoe Reef (“GHR”), and is an advanced stage exploration project focusing on the development of the GHR. Significant metres of drilling and sampling so far completed over the GHR and surrounding areas culminated in the estimation of the following Mineral Resources by CSA Australia Pty (Ltd) (“CSA”).  The gold resource numbers for the GHR are as at 8th March 2011 using a cut-off grade of 1.0g/t:-

DOMAIN	CLASSIFICATION	VOLUME (m3)	TONNES (t)	GRADE (g/t)	OUNCES oz
Main Lode	Indicated	816,000	2,390,000	3.14	241,000
	Inferred	355,000	1,053,000	3.68	125,000
TOTAL MAIN LODE		1,171,000	3,443,000	3.31	366,000
Footwall Lode	Indicated	141,000	409,000	1.92	25,000
	Inferred	128,000	380,000	2.57	31,000
TOTAL FOOTWALL LODE		269,000	789,000	2.23	57,000
TOTAL INDICATED		957,000	2,799,000	2.96	266,000
TOTAL INFERRED		483,000	1,433,000	3.39	156,000
GRAND TOTAL		1,440,000	4,232,000	3.11	422,000

Rounding results in computational discrepancies

Management Discussion and Analysis

November 30, 2014

The main activity completed for the Itetemia project is the feasibility study works (final metallurgical testwork, process engineering designs, etc.) undertaken by MaSS Resources company.

The Efficient Consultants Limited (Itetemia EIA Consultants) is finalizing the Environmental Impact Statement (EIS) document to be submitted to the National Environment Management Council (NEMC) by December 2014, which will in turn submit to the responsible Minister for approval.

At the end of November 2014, Itetemia project area had 14 PLs covering an surface area of 61.70 square kilometers.

Kigosi Project

Kigosi Project area remains subject to a Game Reserve Declaration Order. Upon repeal or amendment of that order by the Tanzanian Government, the Kigosi Mining Company will be legally entitled to exercise its rights under the Mineral Rights and Mining Licence. The procedures for degazzetting the Kigosi mining licence project area from a game reserve area to a mining area on the government gazette has not been completed by government of Tanzania.

There were no developments on the Kigosi mining area de-gazetting process during the first quarter to allow mine development on the idling Kigosi Mining Licence. The project has remained with 28 PLs and 1 mining license covering an surface area of 427.23 square kilometers.

Luhala Project

The Luhala Project is an advanced stage exploration project focusing on the development of the Luhala gold deposit which consists of five anomalous hilltops. The mineralisation is stratabound shear-zone hosted gold mineralisation (stratigraphic and structural control) within a distinct unit of felsic rocks with associated ferruginised mafics and felsics.

Varying amounts of drilling and sampling has been conducted over the various deposits at Luhala, which has to-date resulted in the estimation, by CSA, of the following Mineral Resources for Luhala as at 8th March 2011 using a cut-off grade of 1.0g/t:

Management Discussion and Analysis

November 30, 2014

DOMAIN / ZONE	CLASSIFICATION	VOLUME (m3)	TONNES (t)	GRADE (g/t)	OUNCES oz
Kisunge Central	Inferred	410,000	870,000	1.76	48,900
Kisunge East		110,000	240,000	2.15	16,800
Kisunge South		60,000	120,000	1.68	6,300
Shilalo South		100,000	200,000	2.47	15,900
Shilalo West		200,000	430,000	1.73	23,900
TOTAL LUHALA PROJECT		880,000	1,860,000	1.87	112,000
TOTAL INFERRED		880,000	1,860,000	1.87	112,000
GRAND TOTAL		880,000	1,860,000	1.87	112,000

Rounding results in computational discrepancies

The process of selecting a consultant to carry out feasibility study at the Luhala gold project has been completed and once funds are available the contract to engage the Consultant to carry out the study will be signed to initiate the FS study works.

Lunguya Project

The Lunguya gold project is situated on a major NW-SE regional shear zone which extend north into Barrick’s Bulyanhulu gold mine (>10M oz).  Gold in these shear zones occur in narrow shear-foliated quartz veins in sheared contacts between basalts and granites. Potential for the discovery of an economic resource from Luhala can be inferred from active small scale mining activities which are contiguous with Luhala.  Work so far completed at Luhaha has identified bull’s eye gold in soil anomalies and RAB-drilled contact along the granite-greenstone contacts.  Reassessment is ongoing to determine whether additional work is required to upgrade the resource.

Kabanga Nickel Project

There were no exploration activities on the Kabanga Project licences due to the Company’s strategy to concentrate on projects with potential to generate near term cash flow, more specifically gold production start up. The Kabanga Nickel and base metals project remain as the most potential mineral fields in the country for base metal mineralization (Nickel, PGM, tin, wolfram, coltan etc.).  For example, previous test work that was carried out on BGC on the Ni anomalies in the Kabirizi and Buhamila licences demonstrate potential for future ground follow up exploration.

The Company will continue to explore opportunities to maximise shareholder value and closely follow development of the adjacent Barrick/Xstrata Project Nickel Project.  However, the Company has taken an impairment on the carrying value.

Exploration Projects

Following the Company’s decision to include mine development to its strategy of generating maximum revenue from its extensive portfolio of properties and with the rising costs of maintaining prospecting and other licences in Tanzania, management decided to drop some licences.  A technical team was formed to review the prospectivity of the entire licence portfolio in Tanzania and propose to management licences to

Management Discussion and Analysis

November 30, 2014

be dropped. Thirty eight (38) licences were proposed to be retained as were believed to be on prospective areas for gold mineralization.

The Projects with licences on advanced development stage include Buckreef with one mining licence with five prospects namely Buckreef main, Eastern Porphyry, Bingwa,  Tembo and Buziba; Kigosi with one mining licence with two prospects, namely Luhwaika and Igunda Itetemia with advanced Golden Horseshoe Reef (GHR) prospect awaiting mining licence application and Luhala project with advanced drill prospects including Luhala, shilalo and Kisunge prospects, awaiting feasibility study completion.

Risk Factors

The Company is subject to a number of extraneous risk factors over which it has no control. These factors are common to most exploration companies and include, among others: project ownership and exploration risk, depressed equity markets and related financing risk, commodity price risk, fluctuating exchange rates, environmental risk, insurance risk, sovereign risk.  For further details on the risk factors affecting the Company, please see the Company’s Form 20-F Annual Report for year ended August 31, 2014 filed on SEDAR as the Company’s Annual Information Form.

Disclosure Controls and Procedures (“DC&P”)

Requirements of NI 52-109 include conducting an evaluation of the effectiveness of DC&P.  Management conducted an assessment of the effectiveness of the DC&P in place as of November 30, 2014 and concluded that such procedures are adequate and effective to ensure accurate and complete disclosures in filings.  Any system control over disclosure procedures, particularly for junior exploration companies, no matter how well designed and implemented, has inherent limitations and may not prevent or detect all inaccuracies.  These limitations include limited personnel available for such work, geographical logistics and human error among others.  The Board of Directors assess the integrity of the public financial disclosures through the oversight of the Audit Committee.

Internal Control Over Financial Reporting (“ICFR”)

Requirements of NI 52-109 include conducting an evaluation of the effectiveness of ICFR.  Management conducted an assessment of the effectiveness of the ICFR in place as of August 31, 2014 and concluded that such procedures are adequate and effective to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of financial statements in compliance with International Financial Reporting Standards.  Any system of internal control over financial reporting, no matter how well designed and implemented, has inherent limitations and may not prevent or detect all misstatements.  The Board of Directors assess the integrity of the public financial disclosure through the oversight of the Audit Committee.

The Corporation’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) are responsible for the design and effectiveness of disclosure controls and procedures (“DC&P”) and the design of internal control over financial reporting (“ICFR”) to provide reasonable assurance that material information related to the Corporation is made known to the Corporation’s certifying officers. The Corporation’s controls are

Management Discussion and Analysis

November 30, 2014

based on the Committee of Sponsoring Organizations (“COSO”) 1992 framework. The Corporation’s CEO and the CFO have evaluated the design and effectiveness of the Corporation’s DC&P as of November 30, 2014 and have concluded that these controls and procedures are effective in providing reasonable assurance that material information relating to the Corporation is made known to them by others within the Corporation. The CEO and CFO have also evaluated the design and effectiveness of the Corporation’s ICFR as of November 30, 2014  and concluded that these controls and procedures are effective in providing reasonable assurance that financial information is recorded, processed, summarized and reported in a timely manner.

During the current period there have been no changes in the Corporation’s DC&P or ICFR that materially affected, or are reasonably likely to materially affect, the Corporation’s internal control over financial reporting.

Additional Information

Tanzanian Royalty Exploration Corporation is a Canadian public company listed on the Toronto Stock Exchange trading under the symbol “TNX” and also listed on the NYSE Amex Equities Exchange trading under the symbol “TRX”.  Additional information about the company and its business activities is available on SEDAR at www.sedar.com and the Company’s website at www.tanzanianroyalty.com.

Approval

The Board of Directors of Tanzanian Royalty Exploration Corporation has approved the disclosure contained in the interim MD&A.  A copy of this interim MD&A will be provided to anyone who requests it.  It is also available on the SEDAR website at www.sedar.com.

Management Discussion and Analysis

November 30, 2014

Cautionary Note Regarding Forward-Looking Statements

Except for statements of historical fact relating to the Company, certain information contained in this MD&A constitutes “forward-looking information” under Canadian securities legislation.  Forward-looking information includes, but is not limited to, statements with respect to the potential of the Company’s properties; the future prices of base and precious metals; success of exploration activities, cost and timing of future exploration and development; the estimation of mineral reserves and mineral resources; conclusions of economic evaluations; requirements for additional capital; and other statements relating to the financial and business prospects of the Company.  Generally, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “expects”, or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or “variations of such words and phrases or statements that certain actions, events or results “may” , “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.  Forward-looking information is based on the reasonable assumptions, estimates, analysis and opinions of management made in light of its experience and its perception of trends, current conditions and expected developments at Buckreef or other mining or exploration projects, as well as other factors that management believes to be relevant and reasonable in the circumstances at the date that such statements are made, and is inherently subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking information, including but not limited to risks related to: unexpected events and delays during permitting; the possibility that future exploration results will not be consistent with the Company’s expectations; timing and availability of external financing on acceptable terms in light of the current decline in global liquidity and credit availability; uncertainty of inferred mineral resources; future prices of base and precious metals; currency exchange rates; government regulation of mining operations; failure of equipment or processes to operate as anticipated; risks inherent in base and precious metal exploration and development including environmental hazards, industrial accidents, unusual or unexpected geological formations; and uncertain political and economic environments.  Although management of the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking information.  The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.